Exhibit 3.6
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
TRIDENT MICROSYSTEMS, INC.
     Trident Microsystems, Inc. (the “Company”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:
     The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions setting forth a proposed amendment to the Restated Certificate of Incorporation of the Company as follows:
     Section A of Article FOURTH of the Restated Certificate of Incorporation of the Company shall be amended and restated in its entirety to read as follows:
“The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Fifty Million Five Hundred Thousand (250,500,000), which consists of 250,000,000 shares of Common Stock with par value of $.001 per share and 500,000 shares of Preferred Stock with par value of $.001 per share.”
The foregoing Certificate of Amendment of Restated Certificate of Incorporation has been duly approved by the stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.
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     IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 25th day of January, 2010.

/s/ David L. Teichmann
David L. Teichmann
Senior Vice President, General Counsel and Corporate Secretary